Exhibit 99.1

Grant of Awards under Long Term Incentive Plan and Share Options under Share Option Scheme

Hong Kong, Shanghai, & Florham Park, NJ: Tuesday, June 6, 2023: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX: 13) announces that on June 5, 2023, it granted conditional awards (“LTIP Awards”) under the Long Term Incentive Plan adopted by HUTCHMED in 2015 (“LTIP”) and share options under the Share Option Scheme adopted by HUTCHMED in 2015 (the “Share Option Scheme”).

Aimed at attracting and retaining top talent, the Remuneration Committee of HUTCHMED appointed an independent advisor to conduct a compensation benchmarking research on selected peer group companies. The Remuneration Committee comprehensively reviewed the compensation and share-based incentives policies of HUTCHMED and its subsidiaries (the “Group”) and established an attractive policy to ensure the Group is able to recruit and retain top talent. Vesting of share-based awards under the policy is in line with that peer group.

1. Performance-related LTIP Award for the HUTCHMED Financial Year 2023 (“Performance LTIP Awards”) – award based on a maximum cash amount, which amount is determined by the achievement of performance targets for the financial year ending December 31, 2023.  The performance targets are determined by the Remuneration Committee of HUTCHMED based on the strategic objectives of HUTCHMED.

The shares, to be purchased by the trustee following determination of the cash amount based on actual achievement of performance targets, will then be held by the trustee until the related underlying LTIP Awards are vested.  Vesting will occur two business days after the date of announcement of the annual results of HUTCHMED for the financial year ending December 31, 2025.  Vesting will also depend upon the continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of HUTCHMED.

HUTCHMED has granted the Performance LTIP Awards to the following Executive Directors, being persons discharging managerial responsibility (“PDMR”) under the UK Market Abuse Regulation:

Award Holder	Maximum amount for the Performance LTIP Awards

Dr Weiguo Su (Executive Director, Chief Executive Officer and Chief Scientific Officer)	US$3,289,770
Mr Johnny Cheng (Executive Director and Chief Financial Officer)	US$698,224

An additional 839 employees of the Group have simultaneously been granted Performance LTIP Awards.

2. Share Option Scheme

HUTCHMED granted share options under its Share Option Scheme to 68 employees to subscribe for a total of 1,221,900 ordinary shares with par value US$0.10 each in the share capital of the Company (“Ordinary Shares”) represented by 244,380 American Depositary Shares (“ADSs”) (each equivalent to five Ordinary Shares) subject to the acceptance of the grantee.  Details of such share options granted are as follows:

Date of grant	:	June 5, 2023
Exercise price of share options granted	:

US$12.51 per ADS (equivalent to HK$19.52 per Ordinary Share at the conversion rate HK$7.8=US$1) (such exercise price has been determined by reference to the price of the Ordinary Shares on The Stock Exchange of Hong Kong Limited (“HKEX”))

Number of share options granted	:	1,221,900 represented by 244,380 ADSs (five share options shall entitle the holder thereof to subscribe for one ADS)
Closing market price of Ordinary Shares at HKEX on the date of grant	:	US$12.51 per ADS (equivalent to HK$19.52 per Ordinary Share at the conversion rate HK$7.8=US$1)
Exercise period of the share options	:	From June 5, 2023 to June 4, 2033
Vesting period of the share options	:	The share options will vest at 25% on each of the first, second, third and fourth anniversaries of the date of grant of the share options.
Performance targets	:

No performance targets are stipulated in the option grants. One of the main purposes of the Share Option Scheme is to retain key talent and acknowledge and reward their contribution to the Group. The share options vest over a time period of four years and only vest if the grantee remains an employee of the Group. The Share Option Scheme provides the grantees with an opportunity to become owners of the Company, which aligns their interests with those of other shareholders.

Clawback mechanism	:

The share options are not currently subject to any clawback arrangements. The Company is actively considering such arrangements in light of the new proposed listing standards which would require most US-listed companies to adopt a policy providing for the recoupment of excess incentive-based compensation received by current or former executive officers due to certain misstatements of the company’s financial reports. The proposed listing standards, when they become effective, will apply to the Company as a foreign private issuer listed on Nasdaq.

Having considered that (i) the share options to the grantees are partly a recognition for their past contributions to the Group; (ii) the share options are subject to a total vesting period of four years; and (iii) the share option scheme provides for circumstances under which the share options or any part thereof shall lapse in the event that grantees cease to be employed or engaged by the Group due to any misconduct or any other conduct which would justify the termination of their employment or appointment for cause, the Remuneration Committee and the Board consider that an additional clawback provision is not necessary at this stage.

HUTCHMED has granted share options to the following Executive Director, being PDMR under the UK Market Abuse Regulation, as well as other eligible employees, as outlined below:

Grantees	Number of share options

Mr Johnny Cheng (Executive Director and Chief Financial Officer)	61,700 share options represented by 12,340 ADSs
Other eligible employees	1,160,200 share options represented by 232,040 ADSs
Total	1,221,900 share options represented by 244,380 ADSs

As at the date of this announcement, the number of share options available for future grant under the scheme mandate of the Share Option Scheme is 12,426,943.

The notification set out below is provided in accordance with the requirements of the UK Market Abuse Regulation.

Mr Johnny Cheng

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Johnny Cheng
2	Reason for the notification
a)	Position/status	Executive Director and Chief Financial Officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Share option over American Depositary Share (each equating to five Ordinary Shares of US$0.10) Share option over American Depositary Share with ADS ISIN: US44842L1035
b)	Nature of the transaction

Grant of options in respect of 61,700 Ordinary Shares represented by 12,340 ADSs under the Share Option Scheme.

The share options granted are exercisable subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the effective date of grant.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	61,700

d)	Aggregated information — Aggregated volume — Price	N/A

e)	Date of the transaction	2023-06-05
f)	Place of the transaction	Outside a trading venue

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and on HKEX. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 306 4490

Media Enquiries
Americas – Brad Miles, Solebury Strategic Communications	+1 (917) 570 7340 (Mobile) bmiles@soleburystrat.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) | HUTCHMED@fticonsulting.com
Asia – Zhou Yi Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 (20) 7886 2500